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                                                                Exhibit 99.B13.1
December 16, 1992



Johnson Investment Mutual Funds Trust
5556 Cheviot Road
Cincinnati, OH  45247

Gentlemen:

Johnson Investment Counsel, Inc. hereby agrees to purchase 3,333.3333 shares of the Johnson Investment Growth Fund at $15.00 per share and 3,333.3333 shares of the Johnson Investment Fixed Income Fund at $15.00 per share, representing a total investment of $100,000 in the shares of the series of the Johnson Investment Mutual Funds Trust. Johnson Investment Counsel, Inc. hereby represents that (1) such purchase is for investment purposes, and (2) the undersigned has no present intention of redeeming or selling said shares.

                                       JOHNSON INVESTMENT COUNSEL, INC.



                                       By:/s/
                                          ----------------
                                       TIMOTHY E. JOHNSON, President